Exhibit 99.1

Tuniu Announces the Appointment of Financial Controller

NANJING, China, May 29, 2020 – Tuniu Corporation (Nasdaq: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced the promotion of Mr. Anqiang Chen to the Financial Controller of the Company, effective as of May 31, 2020. Mr. Chen's responsibilities at Tuniu include corporate finance, tax, funding and internal controls. Ms. Maria Yi Xin, who tendered her resignation as the Company's Chief Financial Officer effective as of May 31, 2020, will continue to serve as a consultant to the Company to assist with the transition.

Mr. Chen joined Tuniu in March 2010. Prior to the financial controller appointment, Mr. Chen previously served as associate vice president in charge of budgeting and working capital management at Tuniu. Mr. Chen has over 25 years of experience in finance and management across various industries. Mr. Chen holds an MBA from Xi’an University of Technology.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

+86-25-6960-9988

ir@tuniu.com